Exhibit 99.2

October 31, 2018 2018 Third Quarter Results Ended September 30, 2018 1

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 2

Agenda Marco Sala, CEO Strategic Update 1 Alberto Fornaro, CFO Q3’18 Results 2 Q&A 3 3

Strategic Update 4

5 Adjusted EBITDA of $443 million Solid Lottery and Gaming KPIs High-margin Lottery product sales Disciplined expense management Mid-single digit same-store revenue growth for instants and draw games worldwide Strong instant ticket & draw-based growth in largest North America and International jurisdictions 10eLotto momentum continues in Italy Strong Italy performance in third quarter and YTD periods Q3 growth: 4% revenue and 17% operating income at constant currency YTD growth: 4% revenue and 9% operating income at constant currency Q3’18: Lottery Drives Higher Profitability; Continued Improvement in Gaming KPIs

Q3’18: Lottery Drives Higher Profitability; Continued Improvement in Gaming KPIs

Encouraging Global Gaming KPIs

- First year/year increase in North America installed base since acquisition
- 10% increase in global gaming machine unit shipments

Strong showing at recent industry tradeshows

- PlayDigital offer, especially PlayShot™ land-based and mobile sports betting solutions, a key focus at NASPL and G2E
- For-sale video reel games and new cabinets a key highlight at G2E and Australasian Gaming Expo


IGT
PLAY




WE'RE READY FOR
GAME TIME!
PlayShot

6

2018 Third Quarter Financial Results 7

Q3’18 Financial Highlights Adjusted Operating Income Adjusted EBITDA Diluted EPS Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) EUR/USD FX daily average: 1.16 in Q3’18; 1.18 in Q3’17 $ M except EPS Revenue -4% at constant currency +4% at constant currency Stable at constant currency 8 Lower EPS reflects higher tax rate in Q3’18 period Stable

Revenue Key Performance Indicators Continued, strong revenue growth supported by all Gaming businesses Lottery wagers up on strong 10eLotto growth and contribution from MillionDAY Continued improvement in Gaming Machine productivity more than offsetting mandatory reduction in number of AWPs, incremental taxes, and certain regional restrictions Sports Betting driven by lower payout and higher wagers Operating Income up sharply on strong profit flow-through from all Gaming businesses and disciplined expense management Q3’18 Italy Highlights 9 FX $ M except where noted otherwise Q3'18 Q3'17 % Change Revenue 430 418 3% Operating Income 145 126 15% €M Q3'18 Q3'17 % Growth Lotto Wagers 1,913 1,815 5.4% 10eLotto 1,361 1,261 7.9% Core 434 494 -12.2% Late Numbers 70 60 17.9% MillionDAY 47 0 NM S&W Wagers 2,179 2,198 -0.9% Gaming Wagers VLT - Operator (B2C) 1,426 1,329 7.3% AWP 879 948 -7.2% Interactive 447 404 10.5% Sports Betting Wagers 225 204 9.9% Sports Betting Payout 81.1% 83.3% -2.1 pp

$ M except where noted otherwise

Q3'18 North America Gaming & Interactive Highlights


Revenue
262
-19
Jackpot expense reclass -17
-12
231
0
231
Q3'17
Gaming Service
Product Sales
Excluding FX
FX
Q3'18

Key Performance Indicators

	Q3'18	Q3'17	% Change
Revenue	231	262	-12%
Operating Income	45	65	-31%

Machine Units Shipped	Q3'18	Q3'17
New & Expansion	843	729
Replacement	2,998	2,868
Total	3,841	3,597

	Q3'17	Q4'17	Q1'18	Q2'18	Q3'18
Casino Installed Base	22,924	22,807	23,183	23,351	23,357

- Installed base up ~430 units y/y, first y/y increase since the acquisition; yields and installed base stable sequentially
- Gaming Service impacted by jackpot expense reclass and timing of jackpots
- Product Sales impacted by large software sale in the prior year
- Terminal sale revenue increased 16% including growth in casino replacement units and VLTs, higher ASPs
- Operating Income impacted by high-margin product sales mix in prior year, increased depreciation associated with upgrading the installed base, and larger jackpot expense

10

Q3'18 North America Lottery Highlights

$ M except where noted otherwise


Revenue
307
-4
-8
-13
-2
280
-1
279
Q3'17
Lottery Service
LMA
Product Sales
Other
Excluding FX
FX
Q3'18

Key Performance Indicators

	Q3'18	Q3'17	% Change
Revenue	279	307	-9%
Operating Income	60	75	-19%

Same-store revenue growth	Q3'18	Q3'17
Instants & Draw Games	4.8%	6.3%
Multistate Jackpots	-25.9%	26.4%
Total SSR Growth	-0.6%	9.4%

	Q3'17	Q4'17	Q1'18	Q2'18	Q3'18
VLT Installed Base	15,225	15,294	15,101	15,176	14,965

- Strong same-store revenue growth in Instants & Draw Games offset by significantly lower jackpot activity
- Lottery service impacted by lower California effective rate
- LMA reflects lower Illinois revenues which have no associated profit
- Product sales growth in instant ticket printing offset by large VLT system and lottery terminal sales in the prior year
- Operating income down on lower revenue and higher depreciation associated with recent contract wins and extensions

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Q3’18 International Highlights Revenue Key Performance Indicators Lottery service reflects strong same-store revenue growth driven by strength in EMEA, including the UK, offset by lower non-wager related revenue Gaming service impacted by specific, non-recurring items in the prior year and jackpot expense reclass Service revenue from terminals up high single-digits at constant currency from growth in the installed base Mid-teens increase in gaming machine unit sales led by New & Expansion activity; ASPs higher Product sales includes large, multi-year software license, partly offset by lower systems revenue Operating income up sharply on high-margin software license revenue and disciplined expense management 12 Jackpot expense reclass -3 0 $ M except where noted otherwise Q3'18 Q3'17 % Change Revenue 216 234 -8% Operating Income 56 40 41% Machine Units Shipped Q3'18 Q3'17 New & Expansion 529 176 Replacement 2,681 2,633 Total 3,210 2,809 Same-store revenue growth Q3'18 Q3'17 Instants & Draw Games 3.8% -1.8% Multistate Jackpots 2.7% 5.8% Total SSR Growth 3.7% -1.4% Q3'17 Q4'17 Q1'18 Q2'18 Q3'18 Installed Base 14,591 15,543 15,854 16,340 16,007

Net Debt and Leverage Profile 13 Upfront fees reflect gross payment related to the Scratch & Win license; $233 million net of partner contributions Net of FX, leverage was relatively stable despite the upfront fees and payments to minority partners Payments to minorities 192 Capital contributions (136) Refinancing costs 49 $ M except where noted otherwise 7,319 (1,321) 418 125 366 180 374 122 56 87 7,726 (156) 7,570 12/31/17 @ 1.20 Adjusted EBITDA Interest Exp. - Net Income Taxes Upfront Fees Other Cash from Ops. CapEx Dividends Paid Minorities Other (Net) Before FX FX 9/30/18 @ 1.16 Net Debt/LTM EBITDA 4.37x 4. 27x

14 Debt Maturity Schedule Capital markets activity: June 2018 Issuance of €500 million Notes due 2024 Approximately €400 million of net proceeds used to fund partial tender of Notes due in 2020 September 2018 Issuance of $750 million Notes due 2027 Net proceeds used to fund redemption of Notes due in 2019 and 2020 ~$1.4 billion debt maturing by end of 2020 ~$2B in capacity under existing revolving credit facility ~$450 million cash on hand as of 9/30/18 9/30/18 Debt maturity schedule to be added (1) Pro forma for bond redemptions initiated on September 21, 2018 including $144 million of notes due 2019 and $97 million of notes due in 2020 $ M except where noted otherwise

Cash Flow Statement Operating Cash Flow includes $366 million Scratch & Win upfront payment CapEx in line with expectations Net outflows of $56 million to minority partners 15 $ M except where noted otherwise YTD Cash Flow 9/30/2018 Net Cash Flows from Operating Activities 249 CapEx (374) Free Cash Flow (125) Debt Proceeds/(Repayment), Net (213) Dividends paid (122) Other - Net (153) Other Investing/Financing Activities (488) Net Cash Flow (613) Effect of Exchange Rates/Other 11 Net Change in Cash and Restricted Cash (602) Cash and Restricted Cash at End of the Period 703

FY’18 Outlook 16 Updated Adjusted EBITDA range reflects: Shift in 4,000 Sweden VLT units to 2019 ~ $20 million benefit from recent North America jackpot activity Current Adjusted EBITDA outlook in the top half of the prior range Metric 2018 Outlook Q3'18 YTD Results Updated View Adjusted EBITDA $1,700 - $1,780 million (@EUR/USD of 1.19) $1,321 million (@ EUR/USD of 1.19) $1,740 - $1,780 million (@ EUR/USD of 1.19) Capital Expenditures $575 - $625 million $374 million On Track Scratch & Win Upfront Payments €750 million (€480 million net of partner contributions) €300 million On Track Final €450 million paid in Q4

Q & A 17

Appendix 18

Q3’18 Income Statement (As Reported) 19 $ M except where noted otherwise Income Statement Q3'18 Q3'17 % Change Service revenue 963 1,013 -5% Product sales 193 208 -7% Total Revenue 1,156 1,221 -5% Adjusted EBITDA 443 428 3% Operating Income 200 (556) NM Interest expense, net (104) (111) Foreign exchange 21 (118) Other (17) (9) Financial Charges, Net (100) (238) Income Before Tax 100 (794) Net Income (Loss) 54 (774) Net Income (Loss) - Owners 22 (804) Diluted EPS 0.11 (3.95)

Q3'18 Reconciliation of Non-GAAP Measures

International Game Technology PLC
Condensed Consolidated Statement of Operations
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share data)

	Quarter to date September 2018 As Reported	Adjustments				Quarter to date September 2018 As Adjusted
		Purchase Accounting	Foreign Exchange	Impairment/ Restructuring Expense	Transaction and Refinancing Expense, net	
Total revenue	1,155,830	(181)	-	-	-	1,155,649
Cost of services	586,811	(21,241)	-	-	-	565,570
Cost of product sales	107,311	(3,954)	-	-	-	103,357
Selling, general and administrative	194,099	(27,017)	-	-	-	167,082
Research and development	63,277	(232)	-	-	-	63,045
Restructuring expense	2,768	-	-	(2,768)	-	-
Impairment loss	1,530	-	-	(1,530)	-	-
Transaction expense, net	6	-	-	-	(6)	-
Total operating expenses	955,802	(52,444)	-	(4,298)	(6)	899,054
Operating income	200,028	52,263	-	4,298	6	256,595
Interest expense, net	(103,553)	524	-	-	-	(103,029)
Foreign exchange gain, net	21,104	-	(21,104)	-	-	-
Other (expense) income, net	(17,244)	-	-	-	19,875	2,631
Total non-operating expenses	(99,693)	524	(21,104)	-	19,875	(100,398)
Income before provision for income taxes	100,335	52,787	(21,104)	4,298	19,881	156,197
Provision for income taxes (a)	46,327	12,846	301	688	2	60,164
Net income	54,008	39,941	(21,405)	3,610	19,879	96,033
Less: Net income attributable to non-controlling interests	31,709	27	-	-	-	31,736
Net income attributable to IGT PLC	22,299	39,914	(21,405)	3,610	19,879	64,297
Net income per common share - diluted	0.11					0.31
Weighted-average shares - diluted	204,344					204,344

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

20

Q3’18 Reconciliation of Non-GAAP Measures 21 $ M except where noted otherwise As Reported Q3'18 Q3'17 Net income (loss) 54 (774) Provision for/(Benefit from) income taxes 46 (20) Non-operating (income) expenses 99 238 Depreciation 110 103 Amortization 68 100 Service revenue amortization 54 54 Stock-based compensation expense 8 2 Restructuring expense 3 10 Impairment loss 1 715 Adjusted EBITDA 443 428